Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211571

SUPPLEMENT NO. 6 DATED FEBRUARY 7, 2019

TO THE PROSPECTUS DATED MARCH 22, 2018

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated March 22, 2018, as supplemented by Supplement No 1 dated May 7, 2018, Supplement No. 2 dated July 16, 2018, Supplement No.3 dated August 3, 2018, Supplement No. 4 dated November 1, 2018 and Supplement No. 5 dated December 17, 2018. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the Company; and

2)	An update to our share offering prices.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of January 31, 2019, we had accepted investors’ subscriptions for and issued approximately 27,478,000 shares in the offering, resulting in our receipt of gross proceeds of approximately $265,131,000.

Update to Our Share Offering Prices

Pursuant to the net asset value determination by the company as of December 31, 2018, the net asset value had decreased below the company’s net proceeds per share. Therefore, the company has decreased the offering price per share to the following prices, effective February 7, 2019: (i) $9.626 per Class A share; (ii) $9.007 per Class C share; and (iii) $8.842 per Class I share.

The following information supersedes and replaces in its entirety the last sentence in the fourth paragraph on the cover of the prospectus:

For the period from November 1, 2018 through February 6, 2019, the company sold shares on a continuous basis at a price of $9.791 per Class A share, $9.149 per Class C share and $8.994 per Class I share. As of February 7, 2019, the company has been selling shares on a continuous basis at a price of $9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure contained on the cover of the prospectus:

	Maximum Aggregate Price to Public	Maximum Selling Commissions(2)(3)	Maximum Dealer Manager Fee(2)(3)	Proceeds, Before Expenses, to Us(1)(2)(3)
Offering
Maximum Primary Offering	$800,000,000	$26,666,667.67	$19,333,333.33	$754,000,000
Per Class A share	$9.626	$0.674	$0.265	$8.687
Per Class C share	$9.007	$0.270	$0.248	$8.489
Per Class I share	$8.842	—	$0.155	$8.687
Distribution Reinvestment Plan	$200,000,000	—	—	200,000,000
Per Class A and I share	$8.687	—	—	$8.687
Per Class C share	$8.489	—	—	$8.489
Total Maximum	$1,000,000,000.00	$26,666,667.67	$19,333,333.33	$954,000,000

(1)	The proceeds are calculated before deducting certain organization and offering expenses to the company. In addition to selling commissions and dealer manager fees, the company estimates that it will incur in connection with this offering approximately $12 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold. This range is an estimate only of the organization and offering expenses to be incurred by the company throughout the term of this offering. We expect that the organization and offering expenses will fluctuate through the completion of this offering. The company will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on the company’s behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by the company to exceed 15% of gross offering proceeds as of the date of reimbursement. This table excludes the distribution fees for Class C shares, which will be paid over time. With respect to Class C shares, the company will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from the company’s primary offering, or (iii) there are no longer any Class C shares outstanding. The company may also pay additional underwriting compensation and other fees to the dealer manager. See “Compensation of the Advisor and the Dealer Manager,” “Plan of Distribution” and “Certain Relationships and Related Party Transactions.”
(2)	The company is offering certain volume discounts resulting in reductions in selling commissions and dealer manager fees payable by investors with respect to sales of shares for certain minimum aggregate purchase amounts. See “Plan of Distribution—Volume Discounts.”
(3)	Assumes that (i) primary offering gross proceeds come from sales of 1/3 each of Class A, Class C and Class I shares, respectively, and (ii) that the offering price of $9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share, respectively, will remain as such throughout the term of this offering.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on pages 7-8 contained in the prospectus summary under the heading of “Classes of Shares”:

			Selling Commissions			Dealer Manager Fee			Distribution Fee		Organizational and Offering Expenses(4)
	Initial Offering Price(1)		Per share(1)	% of Initial Offering Price		Per Share(1)	% of Initial Offering Price		% of Net Asset Value		Amount	% of Gross Offering Proceeds
Class A Shares	$9.626	(1)	$0.674	7.0%		$0.265	2.75%		—		—	—
Class C Shares	$9.007	(1)	$0.270	3.0%		$0.248	2.75%		0.80	%(2)	—	—
Class I Shares	$8.842	(1)	—	—		$0.155	1.75%		—		—	—
Maximum Primary Offering(3)	$800,000,000		$26,666,667	3.33	%(5)	$19,333,333	2.42	%(5)	.267	%(3)	$12,000,000	1.5%
Distribution Reinvestment Plan(6)	$200,000,000		—	—		—	—		0.80	%(2)	$3,000,000	1.5%

(1)	The per share figures in the table are calculated based on rounding to three decimal points.
(2)	With respect to the Class C shares (including Class C shares sold pursuant to the distribution reinvestment plan), we will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) there are no longer any Class C shares outstanding. For a detailed calculation of the distribution fee, see “Plan of Distribution—Compensation of the dealer manager and Selected Broker-Dealers—Distribution Fee-Class C Shares Only.”
(3)	Figures shown in dollars represent aggregate amounts. Calculated assuming that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class C shares and 1/3 of primary offering gross proceeds come from sales of Class I shares.
(4)	See “Estimated Use of Proceeds” and “Compensation of the Advisor and the Dealer Manager” for a detailed description of these organization and offering expenses, which may include registration fees paid to the SEC, FINRA, and state regulatory authorities, and other issuer expenses, such as advertising, sales literature, fulfillment, escrow agent, transfer agent, personnel costs associated with preparing the registration and offering of our shares, reimbursements to the dealer manager and selected dealers for reasonable bona fide due diligence expenses incurred, which are supported by a detailed and itemized invoice and may include certain portions of the formation services fees paid to Strategic Capital. See “Certain Relationships and Related Party Transactions” for more information regarding the formation services fees paid to Strategic Capital. Amounts of certain items of the “Organization and Offering Expenses” are not determinable at this time.
(5)	Calculated as a percentage of gross offering proceeds from our primary offering.
(6)	Class A Shares, Class I shares; $8.687 per share offering price. Class C Shares; $8.489 per share offering price.

The following information supersedes and replaces in its entirety the third entry of the tabular disclosure on page 8 contained in the prospectus summary under the heading of “The Offering”:

Current Offering Prices for the Shares:

$9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share

Current Offering Price for our Shares in Our Distribution Reinvestment Plan

$8.687 per share for Class A and Class I shares; $8.489 for Class C shares

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the purchase price for each share?” on page 48 of the “Questions and Answers About this Offering” section of the prospectus:

The current per share purchase price for shares is $9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the difference between the Class A, Class C and Class I shares being offered?” on page 49 of the “Questions and Answers About this Offering” section of the prospectus:

We are offering three classes of shares, Class A shares, Class C shares and Class I shares at the current offering price of $9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the fifth paragraph on page 54 contained in the “Plan of Distribution” section of the prospectus under the heading “The Offering”:

We are currently selling our shares on a continuous basis at the offering price of $9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share.

The following information supersedes and replaces in its entirety the second sentence of the sixth paragraph on page 61 contained in the “Plan of Distribution” section of the prospectus under the heading “Other Discounts”:

We will sell Class A shares in this “friends and family” program at $8.952 per share, reflecting the fact that selling commissions will be waived in the amount of $0.674 per share and will not be payable in connection with such sales.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 62 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

REVISED VOLUME DISCOUNT SCHEDULE - February 7, 2019

	Class A			Class C			Class I

Dollar Amount of shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(1)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(2)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(3)
$500,000 or less	7%	2.75%	$9.626	3%	2.75%	$9.007	—	1.75%	$8.842
$500,001-$1,000,000	6%	2.75%	$9.520	2.5%	2.75%	$8.960	—	1.75%	$8.842
$1,000,001-$2,000,000	5%	2.75%	$9.417	2%	2.75%	$8.913	—	1.75%	$8.842
$2,000,001-$3,000,000	4%	2.75%	$9.316	1.5%	2.75%	$8.866	—	1.75%	$8.842
$3,000,001-$5,000,000	3%	2.35%	$9.178	1%	2.35%	$8.784	—	1.5%	$8.820
$5,000,001-$10,000,000	2%	2.35%	$9.082	0.5%	2.35%	$8.738	—	1.5%	$8.820
$10,000,001 and above	1%	2.15%	$8.970	0%	2.15%	$8.676	—	1.35%	$8.806

(1)   Assumes a $9.626 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

(2)   Assumes $9.007 per share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay the dealer manager a distribution fee with respect to the Class C shares, which will accrue daily in an amount equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year.

(3)   Assumes $8.842 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

The following information supersedes and replaces in its entirety the second paragraph under the tabular and footnote disclosure on page 62 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

All selling commission and dealer manager rates set forth in the table above are calculated assuming a purchase price of $9.626 per Class A share, $9.007 per Class C share and $8.842 per Class I share. We will apply the reduced purchase price per share, selling commissions and, if applicable, dealer manager fees, set forth in the table above, to the entire purchase, not just the portion of the purchase falling within the indicated range. For example, a purchase of 300,000 of Class A shares in a single transaction would result in a purchase price of $2,794,800 ($9.316 per share) and selling commissions of $111,792.